Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of LinkedIn Corporation as of December 31, 2011:

Name of Subsidiary	Jurisdiction of Incorporation or Organization
LinkedIn Technology Limited	Ireland (non-resident Irish company with tax
residence in Isle of Man)
LinkedIn Ireland Limited	Ireland
LinkedIn Australia Pty Limited	Australia
LinkedIn Technology Canada Inc.	Canada
LinkedIn Netherlands B.V.	Netherlands
LinkedIn Technology Information Private Limited	India
LinkedIn France SAS	France
LinkedIn Technology UK Limited	United Kingdom
LinkedIn Italy S.R.L.	Italy
LinkedIn Singapore Pte. Ltd.	Singapore
LinkedIn Japan Ltd	Japan
LinkedIn Sweden AB	Sweden
LinkedIn Germany GmbH	Germany
LinkedIn Representacoes do Brasil Ltda.	Brazil
LinkedIn Spain, S.L.	Spain